UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 21, 2018

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

Marylebone, London W1G 0EF

+44 (0)203 871 2800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20- F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Annual General Meeting on 20th August 2018

On August 20, 2018, VivoPower International PLC (the "Company") held its annual general meeting of shareholders (the "Meeting"). At the Meeting, the Company's shareholders voted on the following seven resolutions, each of which was approved by no less than 99.66% of votes cast:

1.	To approve the receipt of the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2018 (the "Annual Report").

2.	To approve the directors’ remuneration report for the financial year ended 31 March 2018 as set out on pages 27 to 33 of the Annual Report (the "Directors' Remuneration Report").

3.	To re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.

4.	To authorise the Company's audit committee to determine the remuneration of the auditors.

5.	To re-elect Edward Hyams as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.

6.	To re-elect Peter Sermol as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.

7.	To approve that:

(A)	for the purpose of qualifying the Company as a B Corporation, the Company’s Articles of Association be amended such that Article 91 of the Articles of Association as amended shall read as follows:

General powers of the Company vested in the directors

91.	(1)

The purposes of the Company are to promote the success of the Company for the benefit of its members as a whole and, through its business and operations, to have a material positive impact on society and the environment, taken as a whole.

(2)

The business of the Company shall be managed by the directors who, subject to the provisions of these articles and to any directions given by special resolution of the Company to take, or refrain from taking, specified action, may exercise all the powers of the Company. No alteration of these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The general management powers given by this article shall not be limited by any special authority or power given to the directors by any other article.

(3)	In exercising the powers of the Company a Director shall have regard (amongst other matters) to:

a)	the likely consequences of any decision in the long term;

b)	the interests of the Company's employees;

c)	the need to foster the Company's business relationships with suppliers, customers and others;

d)	the impact of the Company's operations on the community and the environment;

e)	the desirability of the Company maintaining a reputation for high standards of business conduct; and

f)	the need to act fairly as between members of the Company, together, the matters referred to above shall be defined for the purposes of this Article as the "Stakeholder Interests".

(4)

For the purposes of a Director's duty to act in the way he or she considers, in good faith, most likely to promote the success of the Company, a Director shall not be required to regard the benefit of any particular Stakeholder Interest or group of Stakeholder Interests as more important than any other.

(5)	Nothing in this Article express or implied, is intended to or shall create or grant any right or any cause of action to, by or for any person (other than the Company).

(6)

The Directors of the Company shall for each financial year of the Company prepare a strategic report as if sections 414A(1) and 414C of the Companies Act 2006 force at the date of adoption of these Articles) applies to the Company whether or not they would be required to do so otherwise than by this Article.

(7)

Notwithstanding the generality of (2) above, the directors may exercise all the powers of the Company to: (i) borrow money; (ii) mortgage or charge all or any part or parts of its undertaking, property and uncalled capital; and (iii) issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(B)

the directors be and hereby are generally and unconditionally authorised in accordance with the Companies Act 2006 to exercise all powers of the Company to make or direct to be made such filings with Companies House as may be deemed necessary or appropriate to enable the Company to qualify as a B Corporation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 21, 2018	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Executive Officer